Exhibit 99.1

AMERICAN COMMUNITY BANCSHARES, INC.

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

1.	PARTICIPATION.

(a) All record owners of the $1.00 par value common stock (“Common Stock”) of American Community Bancshares, Inc. (the “Company”) are eligible to become participants (each a “Participant”) in the American Community Bancshares, Inc. Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”). Beneficial owners whose shares are registered in names other than their own (for example, in the name of a broker or a bank nominee) must become owners of record by having the number of shares as to which they wish to participate transferred into their names or by making appropriate arrangements with the nominee or other record owner of such shares.

(b) Under the Plan, cash dividends on all or less than all shares of Common Stock registered in a Participant’s name may be reinvested in additional Common Stock. Participants also may make optional cash payments from $100.00 to $1,000.00 per quarter at any time after the first reinvestment of dividends with respect to all or less than all of their shares, provided that Participants are also participating in the dividend reinvestment portion of the Plan. The optional cash payments may be made from time to time, and funds will be accumulated, without interest, to purchase shares on a quarterly basis (subject to the restrictions noted above).

2.	ENROLLMENT.

(a) Any record owner of Common Stock may enroll in the Plan by signing and returning an authorization card (“Authorization Card”) at any time at least five business days prior to the record date for the next dividend payment (the “Relevant Record Date”). Reinvestment of dividends will begin with the next dividend payment subsequent to the Company’s receipt of the Authorization Card.

(b) The Authorization Card shall appoint the Company’s transfer agent, Registrar and Transfer Company (the “Transfer Agent”), or its duly authorized agent, as agent for each Participant and direct the Transfer Agent to apply cash dividends as directed by the Participant, and any optional cash payment the Participant might make, to the purchase of additional shares of Common Stock in accordance with the terms of the Plan.

3.	CASH DIVIDEND REINVESTMENT.

Participants may have cash dividends paid on all shares of Common Stock registered in their names automatically reinvested in additional shares of Common Stock at a price equal to 100% of the Market Price Average, as defined in Section 6 hereof. Participants may also have dividends on less than all of the shares registered in their names automatically reinvested at a price equal to 100% of the Market Price Average and continue to receive the remainder of their cash dividends. In either case, Participants may make optional cash payments for investment in additional shares of Common Stock at a price equal to 100% of the Market Price Average.

4.	OPTIONAL CASH PAYMENTS.

(a) Participants may also make optional cash payments in the amounts specified in Section 1 hereof. Optional cash payments will be accumulated and all optional cash payments received from a Participant not later than five business days prior to the cash dividend payment date will be applied to the purchase of additional shares of Common Stock.

(b) Such purchases will be made at 100% of the Market Price Average, as defined in Section 6(a) hereof. Interest will not be paid on optional cash payments.

(c) Optional cash payments must be mailed so that they are received by the Transfer Agent not later than five business days nor more than 30 calendar days prior to the payment date of the applicable cash dividend. Any amount received as an optional cash payment will be returned by mail to the Participant if the Transfer Agent receives a written notice requesting such return at least 48 hours prior to the payment date for the applicable cash dividend.

5.	SHARES SUBJECT TO PLAN.

All reinvestment dividends and optional cash payments under the Plan will be used to acquire shares of Common Stock purchased for Participants in the open market or authorized and previously unissued Common Stock, or any combination of the foregoing.

6.	PURCHASES OF STOCK.

(a) The purchase price per share of Common Stock purchased with reinvested dividends in the open market will be the weighted average of the total price paid by the Transfer Agent, for all open market shares that were purchased by the Transfer Agent in respect of a particular dividend, plus any applicable brokerage commissions or fees. The price to Participants of shares purchased with optional cash payments in the open market will be the same average. (The “Market Price Average” shall be the appropriate average as described in this Section 6(a) and in Section 6(b) hereof depending on whether shares are purchased from the Company or in the open market.)

(b) The purchase price per share of Common Stock acquired from the Company under the Plan with reinvestment dividends on any dividend payment date will be 100% of the average of the bid and asked prices of the Company’s Common Stock reported by the Nasdaq Small Cap Market (or Nasdaq National Market, as applicable) (“Nasdaq”) on the cash payment date or the most recent preceding date on which bid and asked prices were reported on Nasdaq. The purchase price per share of Common Stock purchased from the Company with optional cash payments will also be 100% of such average on the cash payment date or the most recent preceding date on which bid and ask prices were reported on Nasdaq. No shares of Common Stock will be sold by the Company to Participants at less than the par value of such shares.

(c) Dividend reinvestment amounts and optional cash payments will be invested on, or immediately following, the dividend payment date.

(d) The number of shares of Common Stock purchased for a Participant will depend on the amount of a Participant’s dividend, the amounts of optional cash payments, if any, and the purchase price per share.

(e) The Participant’s account, maintained by the Transfer Agent, will be credited with the number of shares, including fractional shares computed to four decimal places, equal to the sum of: (i) the total amount of dividends to be reinvested divided by 100% of the applicable purchase price; and (ii) the total amount of any optional cash payments to be invested divided by 100% of the applicable purchase price. Shares purchased under the Plan will be credited to the Participant’s account but will not be registered in the Participant’s name nor will certificates be issued to the Participant unless requested in writing or upon termination or withdrawal from the Plan. Dividends on any fractional interest in a share will be credited to the Participant’s account.

7.	COSTS.

Participants will incur brokerage commissions or service charges for purchases made under the Plan to the extent such commissions or charges are included in the purchase price for Common Stock. All other costs of administration of the Plan will be paid by the Company.

8.	REPORTS TO PARTICIPANTS.

The Transfer Agent will furnish, to each Participant for whom a purchase was made, a statement showing transactions in the Participant’s account since the preceding purchase. The number of shares of Common Stock credited to a Participant’s account will also be shown on the statement. At the end of each year, the Company will report to each Participant the dividends credited to his or her account for that year on the shares held for him or her and on the shares registered in his or her name.

9.	CERTIFICATES

Certificates for shares of Common Stock purchased under the Plan will not be issued to Participants unless requested in writing. A Participant may, from time to time, make a written request of the Transfer Agent, to issue fully certificated shares in his or her name. Upon payment of the $10.00 administrative fee required by the Transfer Agent, the shares represented by that certificate will be withdrawn from the Participant’s account. Any remaining full shares and any fraction of a share will continue to be credited to the Participant’s account. Certificates for fractions of a share will not be issued.

10.	VOTING OF SHARES.

(a) At any annual or special meeting of the shareholders of the Company, the Company will vote all shares of Common Stock credited to a Participant’s account in accordance with the proxies returned to the Company by the Participant with respect to shares of Common Stock registered in the Participant’s name.

(b) Shares credited to a Participant’s account will not be voted in the event that no proxy is given by the Participant. In such event, the shares will only be voted if the shareholder votes in person.

(c) If a shareholder’s proxy is returned properly signed but without instructions as to the manner in which the shares are to be voted with respect to any item thereon, all of the shareholder’s shares will be voted in accordance with the recommendations made by the board of directors of the Company. If a shareholder’s proxy is returned unexecuted or improperly executed, the shares will only be voted if the shareholder votes in person.

11.	STOCK DIVIDENDS AND STOCK SPLITS.

Any stock dividends or stock splits distributed by the Company on shares credited to the account of a Participant under the Plan will be credited to the Participant’s account. Stock dividends or split shares distributed on shares registered in the name of the Participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

12.	RIGHTS OFFERINGS.

If a Participant is entitled to participate in a rights offering, his or her entitlement will be based upon the Participant’s total holdings, including the shares of Common Stock credited to him or her under the Plan. Rights certificates will, however, only be issued for whole shares.

13.	TRANSFER OF RECORD SHARES.

(a) Shares credited to the account of a Participant under the Plan may not be sold, pledged or assigned without first requesting that a certificate for such shares be issued to the Participant, in accordance with Section 9 hereof. If a Participant disposes of only a portion of the shares registered in his or her name, the Company will continue to reinvest dividends on the remaining shares.

(b) If a Participant who is reinvesting cash dividends on a portion of the shares registered in his or her name disposes of some but not all of those shares, the Company will continue to reinvest the dividends on the remainder of the shares up to the number of shares originally authorized.

14.	CHANGING INVESTMENT OPTION.

A Participant may change his or her investment option at any time by signing a new Authorization Card and returning it to the Transfer Agent. A change in investment option will be effective for the next cash dividend payment date if the Authorization Card is received at least five business days prior to that dividend payment date.

15.	TERMINATION OF ACCOUNT.

(a) A Participant may terminate his or her account at any time by notifying the Transfer Agent of such desire in writing. Any such notice received fewer than five business days prior to the record date for a dividend shall not be effective until dividends have been reinvested and credited to his or her account. Optional cash payments sent to the Transfer Agent may be withdrawn if a written notice of withdrawal is received by the Transfer Agent at least 48 hours prior to the dividend payment date.

(b) Within a reasonable time after termination and payment of a $10.00 service fee to the Transfer Agent, a certificate for the stock purchased and credited to the Participant’s account under the Plan will be issued and delivered to the Participant for all whole shares. Any fractional interest in a share will be converted to cash at the then current “fair market value,” which shall be the average of the closing bid and asked prices for the Common Stock as reported on Nasdaq as of the most recent date practicable.

16.	AMENDMENT AND TERMINATION OF THE PLAN.

Notwithstanding any other provision of the Plan, the Board of Directors of the Company, or any designated committee thereof, reserves the right to amend, suspend, modify or terminate the Plan at any time. All Participants will receive notice of any such amendments, suspensions or modifications. Upon a termination of the Plan, any uninvested optional cash payments will be returned, certificates for full shares credited to a Participant’s account under the Plan will be issued to the Participant, and payment will be made in cash for any fractional share credited to a Participant’s account.

17.	TAXES.

The reinvestment of dividends does not relieve the Participant of any taxes which may be payable on such dividends.

18.	NOT A BANK ACCOUNT.

(a) The Participant shall have no right to draw checks or drafts against his or her account.

(b) Shares of Common Stock credited to the Participant’s account are not FDIC insured and may lose value.

19.	DUTIES AND RESPONSIBILITIES.

The Company shall not have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to this Plan, nor shall the Company have any duties, responsibilities or liabilities except such as are expressly set forth herein. The Company shall not be liable hereunder for any act done in good faith, or any good faith omission to act, including, without limitation, any claims of liability: (i) with respect to the time or prices at which shares are purchased or sold for a Participant’s account, or any inability to purchase or sell shares, for any reason; (ii) for any fluctuation in the market value after purchase or sale of shares; or (iii) arising out of failure to terminate the Participant’s account upon such Participant’s death prior to receipt of a notice in writing of such death.

20.	GOVERNING LAW.

This Plan is governed by the laws of the State of North Carolina.

AMERICAN COMMUNITY BANCSHARES, INC.

By:	/s/ Randy P. Helton
Randy P. Helton Chairman, President and Chief Executive Officer